UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Augmedix, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

05105P107

(CUSIP Number)

Lori A. Schechter

Executive Vice President, Chief Legal Officer and General Counsel

McKesson Corporation

6555 State Hwy 161

Irving, TX 75039

(972) 446-4800

With a copy to:

G. Scott Lesmes, Esq.

Morrison & Foerster LLP

2100 L Street NW, Suite 900

Washington, D.C. 20037

(202) 887-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05105P107

1.	Names of Reporting Persons. McKesson Ventures LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power
	8.	Shared Voting Power 1,876,325(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,876,325(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,876,325(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes 1,572,432 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer owned directly and 303,893 shares of Common Stock underlying the Warrant (as defined in Item 6 of the Schedule 13D) that is currently exercisable.

(2)

This calculation is based on 37,432,204 shares of Common Stock outstanding as of November 2, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 18, 2022, plus the 303,893 shares of Common Stock underlying the Warrant.

2/7

CUSIP No. 05105P107

1.	Names of Reporting Persons. McKesson Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power
	8.	Shared Voting Power 1,876,325(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,876,325(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,876,325(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%(2)
14.	Type of Reporting Person (See Instructions) CO, HC

(1)

Includes 1,572,432 shares of Common Stock of the Issuer owned directly and 303,893 shares of Common Stock underlying the Warrant (as defined in Item 6 of the Schedule 13D) that is currently exercisable.

(2)

This calculation is based on 37,432,204 shares of Common Stock outstanding as of November 2, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the SEC on November 18, 2022, plus the 303,893 shares of Common Stock underlying the Warrant.

3/7

EXPLANATORY NOTE

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the SEC on October 15, 2020, as amended by the Schedule 13D Amendment No. 1 filed with the SEC on September 15, 2022 (as amended by this Schedule 13D Amendment, the “Schedule 13D”) is being filed on behalf of McKesson Corporation, a Delaware corporation (“McKesson”), and its wholly owned subsidiary McKesson Ventures LLC, a Delaware limited liability company (“McKesson Ventures”, and together with McKesson, the “Reporting Persons”), with respect to the shares of Common Stock (the “Shares”), of Augmedix, Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented to include the following:

Item 2 of the Schedule 13D is hereby amended such that all references to Schedule I contained within Item 2 shall refer to the Schedule I included with this Schedule 13D Amendment.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and replaced with the following:

(a)-(b) The responses of each Reporting Person to rows 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment are hereby incorporated by reference into this Item 5.

McKesson Ventures is an indirect, wholly owned subsidiary of McKesson. As a result, McKesson may be deemed to beneficially own the Shares beneficially owned by McKesson Ventures.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock which it may be deemed to beneficially own.

(c) On December 13, 2022, the Reporting Persons sold 2,410,000 shares at a price of $1.05 per share.

(d) Not applicable.

(e) December 13, 2022.

4/7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2022

MCKESSON VENTURES LLC

By:	/s/ David Schulte
Name: David Schulte
Title: Senior President and Managing Director

MCKESSON CORPORATION

By:	/s/ Saralisa C. Brau
Name: Saralisa C. Brau
Title: Corporate Secretary & Assistant General Counsel

5/7

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

MCKESSON VENTURES LLC AND MCKESSON CORPORATION

DIRECTORS AND EXECUTIVE OFFICERS OF MCKESSON CORPORATION

The name, function, and present principal occupation or employment of each of the directors and executive officers of McKesson Corporation are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with McKesson Corporation, (ii) the business address of each director and executive officer of McKesson Corporation is 6555 State Hwy 161, Irving, TX 75039, and (iii) each such individual identified below is a citizen of the United States.

Relationship to
Name	McKesson Corporation	Present Principal Occupation

Brian S. Tyler	Chief Executive Officer and Director, McKesson Corporation	Chief Executive Officer, McKesson Corporation

LeAnn B. Smith	Executive Vice President & Chief Human Resources Officer, McKesson Corporation	Executive Vice President & Chief Human Resources Officer, McKesson Corporation

Nancy Flores	Executive Vice President, Chief Information Officer and Chief Technology Officer, McKesson Corporation	Executive Vice President, Chief Information Officer and Chief Technology Officer, McKesson Corporation

Thomas L. Rodgers	Executive Vice President & Chief Strategy and Business Development Officer, McKesson Corporation	Executive Vice President & Chief Strategy and Business Development Officer McKesson Corporation

Lori A. Schechter	Executive Vice President, Chief Legal Officer & General Counsel	Executive Vice President, Chief Legal Officer & General Counsel

Britt J. Vitalone	Executive Vice President and Chief Financial Officer, McKesson Corporation	Executive Vice President and Chief Financial Officer, McKesson Corporation

Richard H. Carmona, M.D.	Director	Chief of Health Innovations of Canyon Ranch Inc.

Dominic J. Caruso	Director	Executive Vice President and Chief Financial Officer of Johnson & Johnson, Retired

W. Roy Dunbar	Director	Chief Executive Officer and Chairman of Network Solutions, Retired

James H. Hinton	Director	Operating Partner, Welsh Carson Anderson & Stowe

Donald R. Knauss	Director	Chief Executive Officer and Chairman of The Clorox Company, Retired

Bradley E. Lerman	Director	Senior Vice President, General Counsel and Corporate Secretary of Medtronic

Linda P. Mantia	Director	Senior Executive Vice President and Chief Operating Officer, Manulife Financial Corporation, Retired

Maria Martinez	Director	Executive Vice President and Chief Customer Experience Officer, Cisco Systems, Inc.

Susan R. Salka	Director	Chief Executive Officer and President of AMN Healthcare Services, Inc.

Kathleen Wilson-Thompson	Director	Executive Vice President and Global Chief Human Resources Officer of Walgreens Boots Alliance, Inc., Retired

6/7

DIRECTORS AND EXECUTIVE OFFICERS OF MCKESSON VENTURES LLC

The name, function, and present principal occupation or employment of each of the directors and executive officers of McKesson Ventures LLC are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with McKesson Ventures LLC, (ii) the business address of each director and executive officer of McKesson Ventures LLC is One Post Street, San Francisco, CA 94104, and (iii) each such individual identified below is a citizen of the United States.

Name	Relationship to McKesson Ventures LLC	Present Principal Occupation
David Schulte	Senior Vice President and Managing Director	Senior President and Managing Director

Jennifer Carter	Vice President	Vice President

Michelle Snyder	Vice President	Vice President

Carrie Hurwitz Williams	Vice President	Vice President

Dana B. Allen	Assistant Secretary	Assistant Secretary

Kimberly M. Birt	Assistant Secretary	Assistant Secretary

Frank Cuevas	Assistant Secretary	Assistant Secretary

Diana Dorris	Assistant Secretary	Assistant Secretary

Theodore (Ted) Blake Grove	Assistant Secretary	Assistant Secretary

Thuy-An Nguyen	Assistant Secretary	Assistant Secretary

Paul A. Smith	Assistant Secretary	Assistant Secretary

7/7